SCHEDULE 13D
(Rule 13d-101)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Delek Logistics Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

24664T 103
(CUSIP Number)

Amber Ervin 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,798,516 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,798,516 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,798,516 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 60.9%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (24,306,667) issued and outstanding as of November 7, 2016, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lion Oil Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,611,465 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,611,465 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,611,465 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 51.9%
(14)	Type of reporting person CO

*	Based on the number of Common Units (24,306,667) issued and outstanding as of November 7, 2016, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Marketing & Supply, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,187,051 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,187,051 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,187,051 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 9.0%
(14)	Type of reporting person OO - limited liability company

*	Based on the number of Common Units (24,306,667) issued and outstanding as of November 7, 2016, as reported to the Reporting Persons by the Issuer.

This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D is filed by (i) Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), (ii) Lion Oil Company, an Arkansas corporation (“Lion Oil”), and (iii) Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Marketing and Lion Oil, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the "Initial 13D"), as amended on March 2, 2016 ("Amendment No. 1") (the Initial 13D, Amendment No. 1 and this Amendment No. 2 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 2 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Only those items of the Schedule 13D that are being amended hereby are included herein.
Item 2. Identity and Background
Item 2 is hereby amended by replacing Exhibit A to the Initial 13D and Exhibit 1 of Amendment No. 1 with Schedule I hereto. References to Exhibit A in Item 2 of the Initial 13D and in Item 2 of Amendment No. 1 are hereby amended to refer to Schedule I hereto.
Item 4.    Purpose of Transaction
Item 4(a) is hereby amended and supplemented by adding the following at the end thereof:
On November 8, 2016, Delek issued a press release announcing a unit purchase program in which it may purchase up to $30 million of the Issuer’s outstanding Common Units. This authorization, which may be executed through 10b5-1 or similar plans and may be executed by Delek or its subsidiaries, will remain in place until the authorized amount is fully utilized. At the discretion of Delek, the program may be suspended or terminated at any time. The program does not require the Reporting Persons to purchase any specific number of Common Units, and may be modified, suspended or terminated at any time without notice. Common Unit purchases made under the program will not impact total units outstanding.
Item 5.    Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated in its entirety as follows:
(a) (1) Delek Marketing is the record and beneficial owner of 2,187,051 Common Units, which, based on there being 24,306,667 Common Units outstanding as of November 7, 2016, represents approximately 9.0% of the outstanding Common Units of the Issuer.
(2) Lion Oil is the record and beneficial owner of 12,611,465 Common Units, which, based on there being 24,306,667 Common Units outstanding as of November 7, 2016, represents approximately 51.9% of the outstanding Common Units of the Issuer.
(3) Delek does not directly own any Common Units of the Issuer; however, as the sole member of Delek Marketing and the sole stockholder of Lion Oil, it may be deemed to beneficially own the 14,798,516 Common Units held of record by Delek Marketing and Lion Oil, which based on there being 24,306,667 Common Units outstanding as of November 7, 2016, represents approximately 60.9% of the outstanding Common Units of the Issuer.
(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	224,259	*
Assaf Ginzburg	18,559	*
Frederec C. Green	72,653	*
Donald N. Holmes	15,126	*
Gary M. Sullivan, Jr.	10,188	*
Daniel Gordon	3,736	*
Mark B. Cox	26,688	*

*    Less than 1% of the class beneficially owned.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 4.
Item 7.    Material to Be Filed as Exhibits

EXHIBIT 1	Press Release issued on November 8, 2016 announcing purchase program.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 9, 2016

DELEK US HOLDINGS, INC.

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

DELEK MARKETING & SUPPLY, LLC

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

LION OIL COMPANY

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

Schedule I
Directors and Executive Officers of Delek US Holdings, Inc.

Name	Principal Occupation	Citizenship
Ezra Uzi Yemin	Chairman, President and Chief Executive Officer	United States/Israel
William J. Finnerty	Director	United States
Carlos E. Jorda	Director	United States
Charles H. Leonard	Director	United States
Gary M. Sullivan, Jr.	Director	United States
Shlomo Zohar	Director	Israel
Assaf Ginzburg	Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Executive Vice President	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Anthony L. Miller	Executive Vice President	United States
Avigal Soreq	Executive Vice President	Israel/Germany
Mark B. Cox	Executive Vice President and Chief Administrative Officer	United States

Executive Officers of Delek Marketing & Supply, LLC

Name	Position	Citizenship
Ezra Uzi Yemin	President and Chief Executive Officer	United States/Israel
Assaf Ginzburg	Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Executive Vice President	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Anthony L. Miller	Executive Vice President	United States
Avigal Soreq	Executive Vice President	Israel/Germany
Mark B. Cox	Executive Vice President	United States

Directors and Executive Officers of Lion Oil Company

Name	Position	Citizenship
Ezra Uzi Yemin	Chairman and Chief Executive Officer	United States/Israel
Assaf Ginzburg	Director, Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Director, President and Chief Operations Officer	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Avigal Soreq	Executive Vice President	Israel/Germany
Mark B. Cox	Executive Vice President	United States

EXHIBIT INDEX

EXHIBIT 1	Press Release issued on November 8, 2016 announcing purchase program.